Clearway Energy, Inc.

Clearway Energy LLC

300 Carnegie Center, Suite 300

Princeton, NJ 08540

clearwayenergy.com

November 10, 2022

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street N.E.

Washington, D.C. 20549

Attn:	Karl Hiller, Branch Chief
John Cannarella, Staff Accountant

Re:	Clearway Energy, Inc.
Form 10-K for the Fiscal Year ended December 31, 2021
Filed February 28, 2022
File No. 001-36002

Dear Mr. Hiller and Mr. Cannarella:

We hereby respond to the comments made by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated October 17, 2022, related to the above referenced filing of Clearway Energy, Inc. This response also applies to the disclosures of Clearway Energy LLC (together with Clearway Energy, Inc., the “Company”). Since the Company and management are in possession of all the facts relating to the Company’s disclosure, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Staff’s comments, indicated in bold, and the Company’s responses are as follows:

Form 10-K for the Fiscal Year ended December 31, 2021

Properties, page 41

1.        We note your response to prior comment two indicating that you believe disclosures of rated and net capacity along with "information regarding related agreements to sell power" are responsive to the requirement to address utilization.  However, you have not identified such information in your response or along with the list of facilities.

We note that you disclose renewable facilities MWh generated and sold of 11,313,000 for 2021 on page 52, and that if divided by the annualized net MW capacity of your solar and wind facilities of 5,215 on pages 41 and 42, as a proxy for the weighted average, this would yield a combined plant load factor of about 25%. However, you have not disclosed the weighted average net MW capacity, MWh generated and sold separately for the solar and wind facilities, or plant load factors, which would generally indicate the extent to which your facilities were utilized during the periods covered by your report. We continue to believe that you will need to disclose information that will reasonably inform investors as to the extent of utilization of your facilities to comply with Instruction 1 to Item 102 of Regulation S-K. We reissue prior comment two.

The Company intends to supplement its disclosures with the following information, which is intended to provide further information related to facility utilization. The following disclosure will be added to Item 2 – Properties as a footnote to the Total Utility Scale Solar, Total Distributed Solar and Total Wind lines in the table.

“Typical average capacity factors are 25% for solar facilities and 25-45% for wind facilities.”

The source of these capacity factors is https://www.nrel.gov/analysis/tech-cap-factor.html.

To clarify the calculation of capacity factor noted in the question above, the Company notes that the properties table presents generation capacity at the end of the relevant period. As such, facilities acquired during the period are adjusted when calculating the applicable capacity factor percentage. The table below presents an estimated calculation of the average capacity factor, to provide clarity that the incremental disclosure proposed above will provide sufficient information related to the utilization of the Company’s renewable facilities.

Rated MW of capacity:

Utility Solar	2,321
Distribution Solar	332
Wind	3,739
Less: Utah (acquired December 2021)(a)	(530)
Less: Black Rock (acquired December 2021)(a)	(70)
Less: Mesquite Sky (acquired December 2021)(a)	(340)
Less: Desert Sunlight (unconsolidated)(b)	(550)
Less: San Juan Mesa/Elkhorn (unconsolidated)(b)	(201)
4,701

(a)	The table presented on pages 41 and 42 of the Company’s Form 10-K is as of December 31, 2021.

(b)	The disclosures on page 52 of the Company’s Form 10-K reflect the MWh sold supporting the revenue amounts and therefore, do not reflect MWh sold for unconsolidated affiliates.

MWh sold of 11,313,000 for 2021, divided by 8,760 hours per year equals 1,291 MW, and then this amount divided by 4,701 MW capacity equals 27.4%, which is consistent with the industry average capacity factors. In addition, the percentage reflects the lower end of the range for wind facilities, due to the age of the Company’s larger wind assets.

As disclosed on page 90 of the Company’s Form 10-K, the majority of the Company’s contracts sell energy, capacity and, where applicable, renewable attributes, together in one contract.

Management's Discussion and Analysis of Financial Condition and the Results of Operations Consolidated Results of Operations, page 52

2.        We note that you have not complied with prior comment three, concerning the need to more clearly address the requirements of Item 303 of Regulation S-K. You explain that you have not provided further details because you regard you acquisition-related activity as the largest driver of changes, and will continue to aggregate such changes with other changes when you deem there to be no other material items to disclose.

To further clarify the Company’s previous response, the Company does intend to disclose material drivers that impact results of operations, including significant changes related to wind generation, solar generation or renewable energy credits (REC) sales. The nature of the Company’s business is to achieve dividend growth by acquiring new assets and accordingly, acquisition-related activity is often the only individually material item that merits separate disclosure. That is why, historically, the Company has aggregated immaterial activity with the acquisition-related driver. In future filings, the Company will disclose material drivers that impact results of operations, including acquisition-related results of operations, and will provide disclosure related to the aggregate of any immaterial items impacting the Company’s results. The Company has provided such disclosures in its most recent Form 10-Q filed on November 2, 2022.

You also explain that you believe you have addressed the applicable disclosure requirements by presenting your results of operations by reportable segment, although this does not appear to be an accurate description of your disclosure approach.  We note that you attribute some changes in certain line items to the operating segments, though do not otherwise present or discuss the results of operations by reportable segment to provide context for the discussion and analysis of changes.

To further clarify the Company’s previous response, the Company’s response was intended to provide context as to how the Company analyzes its business, and how this analysis drives the Company’s disclosures of its results of operations. The Company analyses its business by segment, where the variances by segment are material. For example, the Company does not analyze interest expense by segment, because there are no drivers that are individually different across segments. Similarly, acquisition-related drivers are generally the cause of variances in expenses such as operations and maintenance expense, other cost of operations and depreciation expense. If variances and the related explanations vary materially by segment, the Company will disclose such information in future filings.

You also indicate that you do not believe it would be meaningful to provide investors with information about revenues separately for the solar and wind facilities, renewable energy credits, or information about changes in these components, because the renewable generating facilities do not require fuel and are not actively dispatched, notwithstanding differences in the circumstances under which power is generated by these facilities.

Tell us how you have considered such differences, as well as contractual differences between the conventional and renewable sources and plant load factors in formulating your view on the adequacy of your present disclosures.

The Company has disclosed in prior filings and will continue to disclose in future filings variances based on various contributing factors when there are quantitatively and qualitatively material variances. The Company’s previous response provided information on why this analysis is not typically provided as a framework for the Company’s disclosure, however, to the extent there are material variances, the Company will continue to provide individual disclosure to explain material variances. Some examples of these specific disclosures include the explanations of economic gross margin variances on pages 49 and 51 of the Company’s Forms 10-K for the years ended December 31, 2020 and 2019, respectively.

Provide us with schedules of revenues disaggregated for the solar facilities, wind facilities, and the renewable energy credit components of the PPAs, reconciled to the segment financial information for all periods presented in your annual report and subsequent interim reports.

The following schedules provide further disaggregation of the Company’s revenues:

($, in millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Energy revenue:
Solar	$396	$227	$180
Wind	388	382	364
Incentive revenue:
Solar	35	17	7
Wind	7	2	2
Other revenue:
Solar	17	2	-
Wind	1	1	2
Contract amortization/Derivative revenue:
Solar	(61)	2	(1)
Wind	(142)	(64)	(69)
Operating Revenues - Renewables	$641	$569	$485

($, in millions)	Nine months ended September 30, 2022	Six months ended June 30, 2022	Three months ended March 31, 2022
Energy revenue:
Solar	$401	$239	$96
Wind	372	262	98
Incentive revenue
Solar	33	19	7
Wind	9	9	3
Other revenue
Solar	16	12	3
Wind	3	2	1
Contract amortization/Derivative revenue
Solar	(65)	(45)	(21)
Wind	(237)	(204)	(140)
Operating Revenues - Renewables	$532	$294	$47

Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page 89

3.        We note that in response to prior comment four you acknowledge that revenues from the wind and solar facilities are variable, due to the uncertain nature of weather patterns, and explain that these have had a significant impact on your results of operations.  However, you also state that "the nature, timing and uncertainty of revenues and cash flows are similar for all renewable assets with similar power purchase agreements."

Please submit the analyses that you performed in formulating the view that revenues from your solar and wind facilities are correlated in all of these respects.

Tell us how you considered factors impacting the generation of power from these facilities, such as seasonality, cloud covers, fluctuations in wind currents, climate conditions, as well as equipment efficiency losses, transmission system reliability, and grid availability, with details sufficient to understand how you have found changes in all of these factors to have corresponding effects for the solar and wind facilities.

Provide details of the power and revenues generated by the solar and wind facilities each quarter during the periods covered by your annual report and the subsequent interim period, identify the prevailing factors impacting revenues each quarter, and provide an explanation for all non-correlated activity. It should be clear how you considered the amounts of electricity generated, plant load factors, and geographical diversity of your wind and solar facilities, including variability and trends, in concluding that separate disclosure of revenues for wind and solar facilities would not be meaningful.

The Company notes that the following is the requirement for disaggregated revenue disclosures in ASC 606.

ASC 606-10-50-5: “An entity shall disaggregate revenue recognized from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. An entity shall apply the guidance in paragraphs 606-10-55-89 through 55-91 when selecting the categories to use to disaggregate revenue.”

ASC 606-10-55-89: “Paragraph 606-10-50-5 requires an entity to disaggregate revenue from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. Consequently, the extent to which an entity’s revenue is disaggregated for the purposes of this disclosure depends on the facts and circumstances that pertain to the entity’s contracts with customers. Some entities may need to use more than one type of category to meet the objective in paragraph 606-10-50-5 for disaggregating revenue. Other entities may meet the objective by using only one type of category to disaggregate revenue.”

ASC 606-10-55-91: “Examples of categories that might be appropriate include, but are not limited to, all of the following:

a. Type of good or service (for example, major product lines)

b. Geographical region (for example, country or region)

c. Market or type of customer (for example, government and nongovernment customers)

d. Type of contract (for example, fixed-price and time-and-materials contracts)

e. Contract duration (for example, short-term and long-term contracts)

f. Timing of transfer of goods or services (for example, revenue from goods or services transferred to customers at a point in time and revenue from goods or services transferred over time)

g. Sales channels (for example, goods sold directly to consumers and goods sold through intermediaries).”

The Company has followed the disclosure requirements in ASC 606 by disaggregating revenue by the type of goods sold, which is consistent across the energy industry. The Company considered whether any of the other common examples of categories were relevant and concluded that there were no meaningful differences in nature, amount, timing and uncertainty that would warrant different disclosure. For example, the Company operates only in the United States, does not transact in regulated markets, does not typically enter into short-term contracts and its contracts with customers are similar in nature.

The Company believes that the nature, timing, amount and uncertainty of revenue for sales of energy are consistent across all technologies. While there is inherent uncertainty in weather, as further described in the Company’s response to Question 4 below, the Company’s contracts contemplate an average output as determined by independent engineers’ reports, which analyze historical weather patterns over periods of time. Output estimates are developed based on long-term historical averages, with estimated probability of outcomes applied. While the actual weather patterns do not always reflect historical averages, there is continuous analysis done to update these patterns and adjust economic expectations under relevant contracts. This does not eliminate uncertainty; however, the pattern of reflection and analysis is similar for all technologies.

4.        We understand from your response to prior comment five that you did not reassess whether your PPAs contained a lease when adopting FASB ASC 842, and have therefore relied on conclusions reached when applying FASB ASC 840, including a view that renewable energy credits (RECs) are an output of the facilities being leased.

However, it appears that you have acquired solar and wind facilities subsequent to 2018, which do not appear to be represented in your response.  Tell us how you evaluated the associated PPAs under FASB ASC 842 in conjunction with your acquisitions of those properties, as well as any PPAs arising in connection with new projects, and any amendments to agreements that originated prior to the required adoption date.

The following table summarizes the Company’s acquisitions that occurred after the adoption of ASC 842 on January 1, 2019, as well as the accounting for the related agreements. The Company notes that, in accordance with the relevant accounting guidance, it is not required to reassess the accounting conclusions for contracts that were previously concluded to be leases, unless the contracts are modified in a way that would require reassessment.

Acquired Project	Technology	Acquisition Type	Acquisition Date	Product sold/Accounting for related revenue contracts
ECP Uptown Campus (Thermal business sold in May 2022)	Thermal	Third party	May 2019	Energy services (steam chilled water and electricity)/ASC 606
Carlsbad Energy Center	Conventional	Common control transfer	December 2019	Energy and capacity/Operating lease (ASC 840/842 - contract was executed prior to adoption of ASC 842)
Langford	Wind	Common control transfer	November 2020	Energy/ASC 606 until Q1 2022, when NPNS designation was lost; currently accounted for as a derivative instrument (ASC 815)
Rosie Central	Wind	Common control transfer	December 2020	Energy, capacity and RECs/ASC 606
Mesquite Star	Wind	Common control transfer	December 2020	Energy/ASC 606 and ASC 815
Rattlesnake	Wind	Common control transfer	January 2021	Energy and renewable energy attributes/ASC 606
Agua Caliente	Solar	Third party	February 2021	Energy and renewable energy attributes/Operating lease (ASC 840/842 - contract was executed prior to adoption of ASC 842)
Mt Storm	Wind	Third party	April 2021	Energy and RECs/ASC 606 and ASC 815
Black Rock	Wind	Common control transfer	December 2021	Energy and renewable energy attributes/ASC 606
Mesquite Sky	Wind	Common control transfer	December 2021	Energy/ASC 606 and ASC 815
Utah Portfolio	Solar	Third party	December 2021	Energy/Operating lease (ASC 840/842 - contract was executed prior to adoption of ASC 842) RECs/ASC 606

In addition to the contracts noted above, the Company amended certain agreements, all of which amendments were considered minor and did not result in a reassessment of the related accounting treatment. The Company also entered into contracts to sell RECs on a standalone basis for certain projects where the related renewable energy attributes were not previously sold under a contract. As the Company noted in its previous response, the Company expects to expand the relevant disclosures once standalone REC revenue becomes more material to the Company’s total revenue amounts.

With respect to the Company’s analysis of new contracts under ASC 842, all of the Company’s renewable power purchase agreements evaluated under the relevant guidance were determined not to include lease arrangements.

With regard to your prior accounting determinations, describe the specific contractual elements that you relied upon in concluding that the PPAs associated with the wind and solar properties listed on pages 41 and 42 were not disqualified as leases based on the guidance in FASB ASC 840-10-15-10, 15-11, and 15-12, and identify the criteria that you believe were met for such PPAs in FASB ASC 840-10-15-6.  Please clarify the extent to which you relied on different criteria in reaching your accounting conclusions.

The sections of ASC 840-10-15 noted above provide that the definition of a lease would not include a contract that does not provide for the use of a specified asset. Each of the contracts determined to be a lease under ASC 840 provide that the product purchased must come from the specific asset and do not provide a substitution right. There were no circumstances where the contract provided for the use of an alternative asset. If there were such circumstances, the Company would have concluded that the contract did not meet the lease criteria. For context, the contracts were typically designed to assist the offtaker in meeting either renewable portfolio standards or their own renewable targets. As such, the existence of a substitution right would put that requirement at risk.

ASC 840-10-15-6 describes that the right to control an asset is conveyed if any of the following criteria exist:

“ -Purchaser has the ability or right to operate the property, plant, or equipment or direct others to operate the property, plant, or equipment while obtaining or controlling more than a minor amount of output

-Purchaser has the ability or right to control physical access to the underlying property, plant, or equipment while obtaining or controlling more than a minor amount of output

-Facts and circumstances indicate that it is remote that one or more parties other than the purchaser will take more than a minor amount of output”

In accordance with ASC 840-10-15-6, the Company notes that in all cases where it concluded that a lease existed, the purchaser was taking all or substantially all of the output, and the contract pricing is neither fixed per unit nor based on a market price.

Tell us how MWh's covered by the PPAs compare to your expectations for average output from the associated facilities, and describe any minimum and maximum provisions, options to fulfill your obligations with output of alternate facilities, options to sell excess output to other customers, and the manner by which pricing is established.

MWhs covered by the Company’s PPAs are generally in line with expectations for average output. Average output is determined by independent engineers’ reports, which analyze historical weather patterns over periods of time. Output estimates are developed based on long-term historical averages, with estimated probability of outcomes applied. Significant variances may occur in individual periods as weather does not always follow long-term historical averages; however, over time, these variances are not material to the Company’s overall revenue expectations.

Certain contracts provide the counterparty with payments for damages if the Company cannot meet a performance minimum. These payments are typically designed to prevent the counterparty from paying a higher amount than the contract price for required output. The Company has not incurred any significant damages under its existing contracts. In addition, certain contracts provide the counterparty with the ability to terminate the contract if minimum availability cannot be provided over an extended period. This event has not occurred with respect to any of the Company’s contracts. Certain contracts provide for specified maximums, whereby the counterparty will either (i) pay a reduced amount for excess generation or (ii) not make payments above maximum quantities.

A significant majority of the Company’s contracts were negotiated by Clearway Energy Group LLC, the Company’s sponsor, prior to the acquisition by the Company of the applicable projects from Clearway Energy Group LLC. The manner by which pricing is established involves an analysis to determine the price at which an owner and operator of an asset can achieve its target return on investment in the project, taking into consideration equipment and construction costs, maintenance costs, costs of financing the construction of the asset, the ability of the company or a partner to monetize any relevant tax benefits and the projected generation output as determined by the independent engineers report (described above). This analysis will also take into consideration merchant pricing in the market where the asset is located.

Also describe the provisions governing RECs, the mechanism by which counterparties obtain the associated economic benefits, and associated timeframes involved subsequent to generating the power.  Please identify the particular RECs conveyed, describe any lapses in funding REC programs during the last three fiscal years and subsequent interim period, any contractual exposure that you have if REC programs are not renewed, and explain how characterizing RECs as an output reconciles with their origin under the associated governmental incentive programs, in your view.

The majority of the Company’s PPAs include the sale of energy, capacity and renewable energy attributes. The primary example of a renewable energy attribute would be a REC, in markets where programs exist to permit for the purchase and sale of RECs. The RECs transfer to the counterparty when they are available. There is typically a certification process related to RECs that lags behind the delivery of the associated energy. Common practice in accounting for RECs is to treat this administrative lag as perfunctory, as there is no further transfer of control required by the seller and the facility is initially certified by the market operator. Accordingly, there is no risk that the REC will not be certified. As a result, revenue recognition for RECs occurs when the energy is delivered to the customer. The Company’s contractual arrangements provide for no material guarantees or minimums with respect to renewable energy attributes, which are considered attributes of the related energy. As such, the Company has minimal exposure to loss for renewable energy attributes transferred under its bundled PPAs. The Company is not specifically aware of any lapses in funding of REC programs. As the Company’s contractual arrangements to sell bundled products specify a price for all products, if renewable energy attributes were not available to the counterparty, the Company would not have any significant contractual obligation or exposure if REC programs were not renewed.

For the Company’s PPAs that bundle energy, capacity and RECs, as described above, contract pricing is developed based on all relevant economic inputs, including the combined benefit of the bundled products. Under the relevant contract, the RECs are provided through the operation of the facility and the generation of energy by the facility. All products sold by the facility that have economic benefit to the customer are considered to be output.

Please contact Amelia McKeithen, Assistant General Counsel, at (609) 436-9601, or me at (609) 608-1461 if you have questions regarding our responses or related matters.

Sincerely,

/s/ Sarah Rubenstein
Sarah Rubenstein
Senior Vice President and Chief Accounting Officer

cc:	Kevin Malcarney, Esq., General Counsel, Clearway Energy, Inc.
Amelia McKeithen, Esq., Assistant General Counsel, Clearway Energy, Inc.